October 19, 2016
Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:    Joseph Kempf
Dean Suehiro
Lahdan Rahmati
Celeste M. Murphy

Re:	MaxPoint Interactive, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 10, 2016
File No. 001-36864

Ladies and Gentlemen:
MaxPoint Interactive, Inc. (“MaxPoint”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 11, 2016.  For your convenience, we have repeated the comments in italicized, bold print, and MaxPoint’s response is provided below the comment.

Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operating Performance Metrics, page 52

1.
We note that the company has been experiencing a lower growth rate for its revenue ex-TAC metric during recent periods. Please expand your disclosure to discuss the underlying cause of the lower growth rates, if material.

Securities and Exchange Commission
October 19, 2016

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company respectfully advises the Staff that the cause of the lower growth rate for its revenue ex-TAC metric in recent periods relates primarily to changes in its customers' advertising budget allocations, agency affiliations and marketing strategies. These customer changes have resulted in declining revenue per enterprise customer growth rates, as we note on page 48 in the revenue explanation within “Management's Discussion and Analysis of Financial Condition and Results of Operations– Comparison of Years Ended December 31, 2014 and 2015”, as follows:

Revenue.  Revenue increased by $33.7 million, or 31.6%, from $106.5 million for the year ended December 31, 2014 to $140.1 million for the year ended December 31, 2015. This growth was primarily attributable to an increase in the number of enterprise customers during the year ended December 31, 2015 compared to the year ended December 31, 2014. The number of enterprise customers increased 48.0% from 479 as of December 31, 2014 to 709 as of December 31, 2015. This increase was partially offset by a decrease in our revenue per enterprise customer of 11.3% for the year ended December 31, 2015, as compared to the year ended December 31, 2014.

The Company respectfully advises the Staff that beginning with its September 30, 2016 Form 10-Q filing, it will revise its disclosure related to the revenue ex-TAC metric within “Management's Discussion and Analysis of Financial Condition and Results of Operations– Non-GAAP Financial Measures and Operating Performance Metrics” by adding language similar to the following, if material:

We have experienced lower revenue ex-TAC growth rates recently, primarily due to changes in our customers' advertising budget allocations, agency affiliations and marketing strategies. As a result, we experienced a decrease in our revenue per enterprise customer of 11.3% for the year ended December 31, 2015, as compared to the same period in the prior year, due to both reduced average spending by historical enterprise customers and the dilutive effect of new enterprise customers, who typically start with lower levels of initial spend prior to increasing their engagement with us.

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Securities and Exchange Commission
October 19, 2016

Please contact me if you have any questions with respect to this response.

Very truly yours,
/ s / Richard C. Blake
Richard C. Blake, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Joseph Epperson
Brad R. Schomber
Thomas William Alvey, III
MaxPoint Interactive, Inc.

Glen R. Van Ligten, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP